UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            Form 10-C

         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                  INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange
        Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                     Meridian Bancorp, Inc.
-----------------------------------------------------------------
         (Exact name of issuer as specified in charter)

       35 North Sixth Street, Reading, Pennsylvania 19601
-----------------------------------------------------------------
            (Address of principal executive offices)

Issuer's telephone number, including area code   (610) 655-2000
                                               ------------------


           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security  Common Stock, $5.00 par value per share
                       ------------------------------------------
2.   Number of shares outstanding before the change  57,387,937
                                                    -------------
3.   Number of shares outstanding after the change   68,138,852
                                                   --------------
4.   Effective date of change          February 23, 1996
                              -----------------------------------
5.   Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of
     stock for treasury, etc.)               Merger
                               ----------------------------------
     Give brief description of transaction  Issuance of shares in
                                           ----------------------
     connection with acquisition effected as a statutory merger
     ------------------------------------------------------------


                  II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change
                          ---------------------------------------
2.   Name after change
                       ------------------------------------------
3.   Effective date of charter amendment changing name
                                                       ----------
4.   Date of shareholder approval of change, if required
                                                         --------

Date  March 4, 1996           /s/ Michael J. Hughes
                              -----------------------------------
                              Michael J. Hughes,
                              Senior Vice President